UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Entravision Communications Corporation

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

29382R107

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of the Class A Common Stock reported herein is 1,930,136 shares, which constitutes approximately 3.6% of the 53,514,769 shares outstanding. Unless otherwise stated herein, all other ownership percentages set forth herein assume that there are 53,514,769 shares outstanding.

CUSIP No. 29382R107	13G

1.	NAMES OF REPORTING PERSONS Amalgamated Gadget, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,930,136 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,930,136 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,930,136 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%
12.	TYPE OF REPORTING PERSON (see instructions) PN
(1) The shares were purchased by Amalgamated Gadget, L.P. for and on behalf of R2 Investments, LDC ("R2") pursuant to an Investment Management Agreement. Pursuant to such Agreement, Amalgamated Gadget, L.P., has sole voting and dispositive power over the shares and R2 has no beneficial ownership of such shares.

13G

Pursuant to Rule 13d-2(a) of the Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby amend their Schedule 13G Statement dated June 5, 2009, as amended by Amendment No. 1 dated February 12, 2010, as amended by Amendment No. 2 dated February 11, 2011 (the “Schedule 13G”), relating to the Class A Common Stock, $0.0001 par value per share (the “Common Stock”) of Entravision Communications Corporation (the “Issuer”). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 4 is hereby amended and restated in its entirety as follows:

Item 4.  Ownership.

(a)-(b)

Reporting Person

Amalgamated

Pursuant to an Investment Management Agreement with R2, Amalgamated may be deemed to be the beneficial owner of 1,930,136 shares of the Common Stock, which constitutes approximately 3.6% of the 53,514,769 shares of the Common Stock outstanding.

Controlling Persons

Scepter

Because of its position as the sole general partner of Amalgamated, Scepter may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,930,136 shares of the Common Stock, which constitutes approximately 3.6% of the 53,514,769 shares of the Common Stock outstanding.

Raynor

Because of his position as the President and sole shareholder of Scepter, which is the sole general partner of Amalgamated, Raynor may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,930,136 shares of the Common Stock, which constitutes approximately 3.6% of the 53,514,769 shares of the Common Stock outstanding.

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Person

Amalgamated

Acting through its general partner, Amalgamated has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,930,136 shares of the Common Stock.

Controlling Persons

Scepter

As the sole general partner of Amalgamated, Scepter has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,930,136 shares of the Common Stock.

Raynor

As the President and sole shareholder of Scepter, which is the sole general partner of Amalgamated, Raynor has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,930,136 shares of the Common Stock.

Item 10 is hereby amended and restated in its entirety as follows:

Item 10.  Certification.

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

13G

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 13, 2012

AMALGAMATED GADGET, L.P.
By: Scepter Holdings, Inc., its general partner

By: /s/ Brandon Teague
Brandon Teague, Director of Trading